Exhibit 99.1

Brussels, March 23, 2012

Dear Madam, Dear Sir,

The Board of Directors of Delhaize Group SA (the “Company”) cordially invites you to attend the extraordinary shareholders’ meeting of the Company that will be held on Monday April 23, 2012, at 11.00 a.m. (CET) at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium. The agenda of the meeting is set forth below.

Shareholders representing at least 50% of the share capital of the Company must attend the extraordinary general meeting on April 23, 2012 to allow the shareholders to consider and vote upon item 1 set forth below. If this quorum requirement is not satisfied, as it was the case in previous years, you will receive a notice to attend an ordinary and extraordinary general meeting of shareholders to be held on May 24, 2012 at 3.00 p.m. C.E.T. at the same location during which the agenda items will be re-proposed along with ordinary general meeting agenda items, without any quorum requirement.

We request that all persons attending the meeting arrive by 10.45 a.m. (CET) in order to timely complete the registration formalities.

AGENDA

1.	Amendment to Article 8 of the articles of association of the Company.

1.1	Special report of the Board of Directors regarding the renewal of the authorized capital.

1.2	Amendment of Article 8 A., first indent of the articles of association.

Proposed resolution: Proposal to replace the first indent of Article 8 A. of the articles of association with the following text:

“The board of directors is authorized to increase the share capital on one or more occasions up to the amount of five million ninety-four thousand six hundred and nine Euros (EUR 5,094,609) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian State Gazette.”

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis : 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

2.	Powers to implement the shareholders resolutions.

Proposed resolution: approve the following resolution:

“The Extraordinary General Meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the Extraordinary General Meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

QUESTIONS – NEW ITEMS OR RESOLUTIONS

One or more shareholders holding together at least 3% of the share capital can request to put an item on the agenda of the extraordinary shareholders’ meeting and table resolution proposals for items included on the agenda of the extraordinary shareholders’ meeting. Such requests should be addressed to the Board of Directors (c/o Mr. Nicolas Jérôme, Delhaize Group SA/NV, Square Marie Curie 40, 1070 Anderlecht, Belgium, fax no. + 32 (0)2 412 83 89, e-mail: generalmeeting@delhaizegroup.com) and must be received by Sunday April 1, 2012, 5.00 pm (CET). The Company will publish a revised agenda by Sunday April 8, 2012 at the latest if it has validly received within the above-mentioned period one or more requests to add new items or new resolutions to the agenda.

More information concerning the above rights and their exercise modalities is available on the Company’s website www.delhaizegroup.com.

A time for questions is provided during the shareholders’ meeting. Shareholders may submit written questions in advance of the shareholders’ meeting in relation to the items of the agenda. Shareholders are also entitled to orally ask questions at the shareholders’ meeting. Written questions should be addressed to the Board of Directors (c/o Mr. Nicolas Jérôme, Delhaize Group SA/NV, Square Marie Curie 40, 1070 Anderlecht, Belgium, fax no. + 32 (0)2 412 83 89, e-mail: generalmeeting@delhaizegroup.com) and must be received by Tuesday April 17, 2012, 5.00 pm (CET). Questions validly addressed to the Company will be raised during question time. Written questions of a shareholder will only be considered if the shareholder has complied with the registration and confirmation procedure as indicated below.

ATTENDANCE FORMALITIES

Registration

Pursuant to Articles 31 and 32 of the articles of association, the right of a shareholder to attend the extraordinary shareholders’ meeting on April 23, 2012 and to vote is subject to the registration of these shares in the name of this shareholder at midnight (Belgian time) on April 9, 2012 (the “Record Date”), either by registration of registered shares in the register of registered shares of the Company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of printed bearer shares to a financial intermediary (please note that, in principle, any printed bearer shares deposited with a bank in Belgium will be dematerialized) for the number of shares for which such shareholder want his/her/its shareholding to be established on the Record Date and for which the shareholder wants to participate in the shareholders’ meeting. For dematerialized and printed bearer shares, the authorized securities account keeper, clearing institution or financial intermediary will issue a certificate to the shareholder certifying the number of shares held by the shareholder on the Record Date and for which he/she/it intends to participate in the meeting. Please note that April 9, 2012 is a public holiday in Belgium and that Euronext Brussels will be closed. This certificate must be deposited by the shareholder at ING Belgium by April 17, 2012 before the close of business at such branch.

Confirmation of participation

In addition, shareholders planning to attend the shareholders’ meeting must give notice of their intent to participate in the shareholders’ meeting as follows:

(i)	Owners of registered shares must return to the Company at the address, fax number or e-mail address mentioned below by April 17, 2012, the signed enclosed attendance form evidencing their intent to attend the meeting.

(ii)	Owners of dematerialized shares or printed bearer shares must give notice of their intent to participate to the shareholders’ meeting to a branch of ING Belgium by April 17, 2012, before the close of business at such branch. Owners of dematerialised shares or printed bearer shares may also choose to instruct ING Belgium to confirm to the Company their intention to participate in the meeting when they deposit at ING Belgium the certificate referred to under the section “Registration” above.

Only persons who are shareholders of the Company on the Record Date and who have given notice as indicated above are entitled to participate in and vote at the meeting.

Shares will not be blocked as a result of shareholders following the above-mentioned process. Shareholders can thus dispose of their shares after the Record Date.

PROXY VOTING – VOTE BY CORRESPONDENCE

Owners of securities are permitted to be represented by a proxy holder. You will find attached the proxy which must be used to be represented at the extraordinary general meeting. The appointment of a proxy holder is to be made in writing and must be signed by the shareholder. Owners of bearer or dematerialized securities intending to be represented by proxy holders must return their signed proxies by April 17, 2012 either to the Company (at the address, fax number or e-mail address below) or to a branch of ING Belgium. Owners of registered securities must return their signed proxies to the Company (at the address, fax number or e-mail address below) by April 17, 2012. Shareholders who wish to be represented by a proxy holder must in addition comply with the above registration and confirmation procedure.

Shareholders can vote by correspondence. You will find attached the form which must be used to vote by correspondence at the extraordinary general meeting. The signed paper form for voting by correspondence must reach the Company (at the address, fax number or e-mail address below) by April 17, 2012. Shareholders who wish to vote by correspondence must in addition comply with the above registration and confirmation procedure.

HOLDERS OF BONDS OR WARRANTS

Holders of bonds or warrants issued by the Company may attend the meeting in an advisory capacity as provided by the Belgian Companies Code and are subject to the same registration and confirmation procedure as the one applicable to shareholders.

PROOF OF IDENTITY AND POWERS

In order to attend the meeting, individuals holding securities and proxy holders must prove their identity and representatives of legal entities must provide copies of documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

AVAILABILITY OF DOCUMENTS

You will find attached an information statement providing additional information on the items of the agenda, the special report of the Board of Directors with respect to the authorized capital, a comparison of the current version of the articles of association with the amended version as proposed to the meeting and all the documents relating to this shareholders’ meeting.

Address of the Company:

Delhaize Group SA/NV

c/o Mr. Pierre-François Leybaert

Square Marie Curie 40

1070 Brussels

Belgium

Tel: +32 2 412 21 21

Fax: +32 2 412 85 68

e-mail: generalmeeting@delhaizegroup.com

Yours sincerely,
Georges Jacobs de Hagen Chairman of the Board of Directors

The law requests from now on that you return us the attached attendance form duly completed even if you wish to be represented by a proxy holder or if you want to vote by correspondence.

Enclosures:

1.	Attendance form.

2.	Proxy.

3.	Form for voting by correspondence.

4.	Information statement providing additional information on the agenda items.

5.	Comparison of the current version of the articles of association with the amended version as proposed to the extraordinary general meeting.

6.	Special report of the Board of Directors with respect to the authorized capital.

Annex 1 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and capacity) :

holder of             registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045,

hereby notifies Delhaize Group of his/her/its intent to attend the extraordinary general meeting of Delhaize Group that will take place on Monday April 23, 2012 at 11.00 a.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

Signature:

Name:

Date:

Annex 2 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Domicile	:

or

Corporate name

Form of corporation	:

Registered office	:

holder of             registered shares of Delhaize Group SA/NV, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group” or the “Company”) and/or             dematerialized or printed bearer shares of Delhaize Group, will be represented at the extraordinary shareholders’ meeting of Delhaize Group that will take place on April 23, 2012 at 11.00 a.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Brussels, Belgium, for the total number of shares for which he/she/it wants to vote, limited however to the number of shares the holding of which is established on the record date, i.e., on April 9, 2012 at midnight (CET), and hereby appoints as proxy holder the following person, with power to substitute:

                                                                                                      1

to represent him/her/it at the extraordinary shareholders’ meeting and to deliberate and vote on his/her/its behalf in accordance with the following voting instructions.

[1]	Warning—A potential conflict of interests arises if:
-	you appoint as a proxy holder (i) Delhaize Group itself, an entity controlled by it, a shareholder controlling the Company or any other entity controlled by such shareholder; (ii) a member of the board of directors or of the corporate bodies of the Company, of a shareholder controlling the Company or of any other controlled entity referred to under (i); (iii) an employee or a statutory auditor of the Company, of any shareholder controlling the Company or of any other controlled entity referred to under (i); (iv) a person who has a parental tie with a natural person referred to under (i) to (iii) or who is the spouse or the legal cohabitant of such person or of a relative of such person;
-	proxy forms are returned to Delhaize Group without indicating to whom they are addressed, in which case Delhaize Group will appoint, as proxy holder, a member of the board of directors of Delhaize Group or one of its employees.

More information concerning the rules governing conflicts of interests between shareholders and their proxy holders can be found in the “Shareholders’ Meetings” section of the website of Delhaize Group at www.delhaizegroup.com.

Agenda

1.	Amendment to Article 8 of the articles of association of the Company.

1.1	Special report of the Board of Directors regarding the renewal of the authorized capital.

1.2	Amendment of Article 8 A., first indent of the articles of association.

Proposed resolution: Proposal to replace the first indent of Article 8 A. of the articles of association with the following text:

“The board of directors is authorized to increase the share capital on one or more occasions up to the amount of five million ninety-four thousand six hundred and nine Euros (EUR 5,094,609) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian State Gazette.”

2.	Powers to implement the shareholders resolutions.

Proposed resolution: approve the following resolution:

“The Extraordinary General Meeting grants the powers to the Board of Directors, with the power to sub-delegate, to implement the decisions taken by the Extraordinary General Meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

VOTING INSTRUCTIONS:

Please indicate your voting instruction for each proposed resolution.

Item 1.1 of the agenda does not require a vote

Vote on proposed resolution 1.2 - vote in favor ( ) - vote against ( ) - abstain ( )
Vote on proposed resolution 2 - vote in favor ( ) - vote against ( ) - abstain ( )

Warning—If you do not provide a specific voting instruction with respect to any of the above proposed resolutions or if, for whatever reason, there is insufficient clarity with regard to the voting instruction given, you will be deemed to have granted to the proxy holder the specific instruction to vote in favor of the proposed resolution concerned.

*    *    *

Pursuant to Article 533ter of the Companies Code, Delhaize Group will, in order to allow shareholders to give specific voting instructions thereon, make a revised shareholder proxy form available if new agenda items and/or new/alternative proposed resolutions are validly filed. The following voting instructions will therefore only be applicable if you fail to provide your proxy holder with new specific voting instructions after the date of this proxy.

1.	If, in accordance with Article 533ter of the Companies Code, new items are added to the agenda after the date of this proxy, the proxy holder shall (please indicate (with a cross) your selection):

(..)	abstain from voting on the new items and proposed resolutions concerned;

(..)	vote or abstain from voting on the new items and proposed resolutions concerned as he/she/it will deem fit, taking into consideration the interests of the undersigned.

If the undersigned fails to indicate a choice above, the proxy holder will be required to abstain from voting on the new items and proposed resolutions concerned. In case of a conflict of interests, the proxy holder will always be required to refrain from participating in the vote on the new items and proposed resolutions concerned.

2.	If, also in accordance with Article 533ter of the Companies Code, new/alternative proposed resolutions are filed after the date of this proxy, the proxy holder shall (please indicate (with a cross) your selection):

(..)	abstain from voting on the new/alternative proposed resolutions concerned and vote or abstain from voting on the existing proposed resolutions in accordance with the instructions set out above;

(..)	vote or abstain from voting on the new/alternative proposed resolutions concerned as he/she/it will deem fit, taking into consideration the interests of the undersigned.

If the undersigned fails to indicate a choice above, the proxy holder will be required to abstain from voting on the new/alternative proposed resolutions concerned and will be required to vote or abstain from voting on the existing proposed resolutions in accordance with the instructions set out above. However, the proxy holder will be entitled to deviate from the above voting instructions should their implementation be detrimental to the interests of the undersigned. In that event, the proxy holder shall notify the undersigned of any such deviation as well as the justification therefor. In case of a conflict of interests, the proxy holder will always be required to refrain from participating in the vote on the new/alternative proposed resolutions.

* * *

Owners of bearer or dematerialized securities must return their signed proxies by mail, fax or e-mail by April 17, 2012 either to the Company at the address mentioned below or to a branch of ING Belgium.

Owners of registered securities must return their signed proxies to the Company by mail, fax or e-mail at the address or number mentioned below by April 17, 2012.

Shareholders who wish to be represented by a proxy holder must in addition comply with the registration and confirmation procedure described in the notice of the shareholders’ meeting.

This proxy is irrevocable. Holders of shares who granted a proxy may still attend the shareholders’ meeting but will not be permitted to vote in person.

Address of the Company:

Delhaize Group SA/NV

c/o Mr. Pierre-François Leybaert

Square Marie Curie 40

1070 Brussels

Belgium

Tel: +32 2 412 21 21

Fax: +32 2 412 85 68

e-mail: generalmeeting@delhaizegroup.com

Signature: ______________________________

Name: ______________________________

Capacity: ______________________________

Date: ______________________________

Legal entities must specify the first name, family name and title of the natural person(s) who sign(s) this proxy on their behalf. If the undersigned is not a natural person who executes this proxy him/herself, the signatory hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned.

Annex 3 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

VOTE BY CORRESPONDENCE

The undersigned:

First name	:

Family name	:

Domicile	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of1:

a total of                      registered shares of Delhaize Group SA/NV, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”)

and/or

a total of                      printed bearer shares/dematerialized shares of Delhaize Group.

hereby declares to vote with                      of his/her/its shares2 as selected below with respect to the items of the agenda of the extraordinary shareholders’ meeting of Delhaize Group that will take place on Monday April 23, 2012 at 11.00 a.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40, 1070 Brussels, Belgium.

[1]	Please complete as appropriate.
[2]	Please indicate the number of shares for which you want to vote by correspondence during the extraordinary shareholders’ meeting. If no indication of such number has been made, you are deemed to vote with the total number of shares you indicated on this form that you hold.

1

AGENDA

1.	Amendment to Article 8 of the articles of association of the Company.

1.1	Special report of the Board of Directors regarding the renewal of the authorized capital.

1.2	Amendment of Article 8 A., first indent of the articles of association.

Proposed resolution: Proposal to replace the first indent of Article 8 A. of the articles of association with the following text:

“The board of directors is authorized to increase the share capital on one or more occasions up to the amount of five million ninety-four thousand six hundred and nine Euros (EUR 5,094,609) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian State Gazette.”

2.	Powers to implement the shareholders resolutions.

Proposed resolution: approve the following resolution:

“The Extraordinary General Meeting grants the powers to the Board of Directors, with the power to sub-delegate, to implement the decisions taken by the Extraordinary General Meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

VOTING SELECTION:

Please indicate your voting selection for each proposed resolution.

Item 1.1 of the agenda does not require a vote

Vote on proposed resolution 1.2 - vote in favor ( ) - vote against ( ) - abstain ( )
Vote on proposed resolution 2 - vote in favor ( ) - vote against ( ) - abstain ( )

Forms that do not indicate a voting selection are invalid.

This signed form for voting by correspondence must reach the Company by mail, fax or e-mail at the address below by April 17, 2012. Shareholders who wish to vote by correspondence must in addition comply with the registration and confirmation procedure described in the notice of this extraordinary shareholders’ meeting.

A vote by correspondence is irrevocable. Holders of shares who voted by correspondence may still attend the shareholders’ meeting but will not be permitted to vote in person or by proxy for the number of shares for which they voted by correspondence.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to table new/alternative resolution proposals for existing agenda items, votes by correspondence received by the Company before the completed agenda has been issued will remain valid for the items covered by the present form. However, votes on agenda items for which new/alternative resolution proposals have been tabled will be invalid. In that case, shareholders may vote by correspondence on these new/alternative resolution proposals using the revised forms to vote by correspondence which the Company will make available.

2

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to put new items on the agenda of the shareholders’ meeting, shareholders may vote by correspondence on these new items using the revised forms to vote by correspondence which the Company will make available in that case. The votes contained in this form which relate to existing agenda items will remain valid.

Address of the Company:

Delhaize Group SA/NV

c/o Mr. Pierre-François Leybaert

Square Marie Curie 40

1070 Brussels

Belgium

Tel: +32 2 412 21 21

Fax: +32 2 412 85 68

email: generalmeeting@delhaizegroup.com

Signature:
Name:
Capacity:
Date:

Legal entities must specify the first name, family name and title of the natural person(s) who sign(s) this form on their behalf. If the undersigned is not a natural person who executes this form him/herself, the signatory hereby declares and warrants to Delhaize Group to have full authority to execute this form on behalf of the undersigned.

3

Annex 5 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SPECIAL REPORT OF THE BOARD OF DIRECTORS PREPARED PURSUANT TO ARTICLE 604 OF THE BELGIAN

COMPANIES CODE FOR THE RENEWAL OF THE AUTHORIZED CAPITAL

The Board of Directors (the “Board”) of Delhaize Group SA/NV (the “Company”) will propose to the upcoming extraordinary shareholders’ meeting of the Company to renew the authorization granted to the Board to increase the share capital of the Company in accordance with Article 603 of the Companies Code. The Board has prepared this special report pursuant to Article 604 of the Companies Code.

1.	Description of the existing authorization to increase the capital by resolution of the Board

The first indent of Article 8.A of the Company’s articles of association currently authorizes the Board to increase the share capital of the Company on one or more occasions up to a maximum aggregate amount of EUR 9,678,897. This authorization was granted by the Company’s extraordinary shareholders’ meeting held on May 24, 2007 and will expire five years after the publication of such authorization in the Annexes to the Belgian State Gazette, i.e. on June 18, 2012.

The latest annual report of the Company provides a description of the transactions carried out by the Board until December 31, 2011 pursuant to the above authorization. In addition to such transactions, it is contemplated that the Board will approve in May 2012 an issuance of subscription rights under the above authorization for the purpose of the Delhaize Group 2012 U.S. Stock Incentive Plan, which may result in the subscription of a maximum of 500,000 new shares of the Company.

2.	Request for a new authorization

The Board proposes to the shareholders to renew the authorization granted to the Board to increase the share capital, on the same terms and conditions as those applying to the current authorization. This will require an amendment to the first indent of Article 8.A of the Company’s articles of association so as to authorize the Board to increase the share capital of the Company on one or more occasions for a period of five years as from the publication of the authorization by the extraordinary shareholders’ meeting in the Annexes to the Belgian State Gazette, up to a maximum aggregate amount equal to 10% of the current share capital of the Company (EUR 5,094,609).

Pursuant to Article 8 of the Company’s articles of association, in any instance where the Board decides to increase the share capital of the Company for a contribution in cash, or to issue convertible bonds or subscription rights, it is entitled to limit or exclude the preferential subscription right of shareholders, including those rights in favor of specific persons (whether or not employees of the Company or its subsidiaries). If the Board decides, when increasing the share capital, to restrict or exclude the preferential subscription right of shareholders, it will prepare a special report setting out the justification of its decision, as well as the financial consequences of such decision. A report by the statutory auditor will also be prepared in that respect.

3.	Rationale

The circumstances in which the Board may decide to increase the share capital of the Company will be assessed by the Board, based upon its consideration as to what is in the best corporate interests of the Company. If deemed appropriate by the Board, the authorized capital will allow the Company, inter alia:

•	to issue shares, convertible bonds or subscription rights in situations where there is a need for additional equity financing, whether or not to the benefit of specific persons;

•	to offer shares or other equity-linked instruments as compensation in acquisition or merger transactions or in other corporate transactions;

•	to remunerate the shareholders by way of a distribution in kind;

•	to issue shares, subscription rights or other equity-linked instruments to managers and officers of the Company or its subsidiaries; or

•	to increase the share capital by incorporation of reserves or issuance premium.

The procedure of the authorized capital, compared with the more burdensome and costlier procedure of increasing the share capital by decision of an extraordinary shareholders’ meeting, will allow the Company to react swiftly and effectively in the abovementioned circumstances.

Any capital increase decided by the Board will be subject to applicable legal restrictions, including those set out in Article 606 of the Companies Code, which prevent the Board from issuing shares below the accounting par value of the existing shares of the Company or against a contribution in kind reserved exclusively to a shareholder of the Company holding securities to which more than 10% of the voting rights are attached.

In addition, pursuant to Article 607 of the Companies Code, the Board will not be allowed to increase the share capital if it is notified by the Belgian Financial Services and Markets Authority of a public takeover bid on the securities of the Company, except in the limited cases authorized under Article 607. In brief, such authorized cases are (i) capital increases where the preferential subscription right of shareholders is neither limited nor excluded and (ii) capital increases pursuant to a commitment validly taken by the Company prior to the abovementioned notification by the Belgian Financial Services and Markets Authority.

4.	Corresponding amendment to the articles of association

If the extraordinary shareholders’ meeting approves the above proposal, the first indent of Article 8.A of the Company’s articles of association will be replaced by the following text:

“The Board of Directors is authorized to increase the share capital on one or more occasions up to the amount of five million ninety-four thousand six hundred and nine Euros (EUR 5,094,609) on the dates and pursuant to the terms decided by the Board of Directors for a period of five years as from the date of publication of this authorization in the Belgian State Gazette.”

*

This Special Report was approved by the Board on March 7, 2012.

Annex 6 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Comparison of the current version of the Articles of Association (translated)

with the amended version as proposed to the extraordinary general meeting that will be held on April 23, 2012

ARTICLE 8 – AUTHORIZED CAPITAL
Current version of article 8 of the articles of association:	If the proposal is approved, article 8 of the articles of association will read as follows:

A. The board of directors is authorized to increase the share capital in one or several times up to the amount of nine million six hundred seventy eight thousand eight hundred ninety seven Euros (EUR 9,678,897) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian Official Gazette.	A. The board of directors is authorized to increase the share capital on one or more occasions up to the amount of five million ninety-four thousand six hundred and nine Euros (EUR 5,094,609) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian State Gazette.

This authorization is renewable according to the terms provided for by law.	This authorization is renewable according to the terms provided for by law.

The board is authorized to increase the capital as mentioned above, by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of the available or unavailable reserves or the issuance premium account. In the latter cases, such increase may occur with or without issuance of new shares.	The board is authorized to increase the capital as mentioned above, by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of the available or unavailable reserves or the issuance premium account. In the latter cases, such increase may occur with or without issuance of new shares.

The increase of the share capital may also be achieved by the issuance of convertible bonds or subscription rights—whether or not attached to other securities—which may cause the creation of new shares in compliance with the legal provisions in force.	The increase of the share capital may also be achieved by the issuance of convertible bonds or subscription rights - whether or not attached to other securities - which may cause the creation of new shares in compliance with the legal provisions in force.

In case of a share capital increase, the board of directors is authorized to limit or revoke, in the interest of the company, the preferential right provided for by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the company or its subsidiaries.	In case of a share capital increase, the board of directors is authorized to limit or revoke, in the interest of the company, the preferential right provided for by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the company or its subsidiaries.

B. Whenever the share capital increase decided by the board of directors involves an issuance premium, the amount of such premium is, after possible deduction of costs, allocated to a blocked account which constitutes, together with the share capital, the guarantee of third parties and may only be reduced or suppressed by decision of the shareholders meeting with the quorum and majority requirements provided for a decrease in capital, without prejudice to the board of directors’ ability to incorporate said account into the share capital pursuant to section A above.	B. Whenever the share capital increase decided by the board of directors involves an issuance premium, the amount of such premium is, after possible deduction of costs, allocated to a blocked account which constitutes, together with the share capital, the guarantee of third parties and may only be reduced or suppressed by decision of the shareholders meeting with the quorum and majority requirements provided for a decrease in capital, without prejudice to the board of directors’ ability to incorporate said account into the share capital pursuant to section A above.

Annex 7 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION ON SHAREHOLDERS’ RIGHTS

Dated March 23, 2012

This document aims to summarise the main rights attached to the shares of Delhaize Group SA/NV (the “Company”) as well as their exercise modalities, in particular in relation to the participation in and the voting at shareholders’ meetings. In the event of contradiction between the content of this document and the rules provided in the Companies Code or the articles of association, such rules will prevail. This overview is given for information purposes only and cannot be considered as legal advice.

1	Right to request that a shareholders’ meeting be convened

A shareholders’ meeting must be convened at the request of shareholders holding together one fifth of the share capital. In the latter case, shareholders must indicate in their request the items to be included in the agenda and the board of directors or the auditor must convene a shareholders’ meeting within six weeks as from the request.

2	Right to participate in shareholders’ meetings

The right of a shareholder to participate in, and vote at, shareholders’ meetings is subject to the registration of its shares in its name at midnight (Belgian time) on the record date, which is the 14th calendar day preceding the shareholders’ meeting concerned. The shareholder is allowed to vote with the number of shares registered on the record date regardless of the number of shares he/she/it owns on the date of the shareholders’ meeting.

In addition to registering its shares, shareholders have to notify the Company (or the person designated by the Company for that purpose) of their intention to take part in the meeting at the latest on the 6th calendar day preceding the date of the shareholders’ meeting concerned.

This registration and confirmation procedure is set out in detail in the convening notice.

Holders of bonds or warrants issued by the Company may attend the meeting in an advisory capacity as provided by the Belgian Companies Code and are subject to the same registration and confirmation procedure as applicable to shareholders.

3	Right to receive information

Shareholders have the right to access and to obtain at no cost copies of (i) the text of the convening notices (including resolution proposals) and the revised agenda (if any), (ii) the total number of shares and voting rights, (iii) documents that will be submitted to the shareholders’ meeting (including accounts and reports), (iv) if applicable, new agenda items and/or resolution proposals filed by shareholders and (v) forms that may be used to vote by proxy. All these documents can be accessed on business days and during normal office hours, at the address mentioned in the convening notice or on the Company’s website (www.delhaizegroup.com) as from the date of publication of the convening notice for the shareholders’ meeting concerned. In addition, holders of registered shares will receive the above mentioned documentation together with the convening notice for that shareholders’ meeting.

Minutes of the meeting will mention, for each resolution, the exact number of shares for which votes have been validly cast, the proportion of share capital represented by these votes, the total number of votes validly cast, the number of votes cast for and against each resolution and, if applicable, the number of abstentions. This information will be disclosed on the website of the company (www.delhaizegroup.com) within 15 calendar days following the shareholders’ meeting.

4	Right to add items to the agenda and to file resolution proposals

One or more shareholders holding together at least 3% of the share capital may add items to the agenda of a shareholders’ meeting or file new/alternative resolution proposals relating to topics already on the agenda.

Such right does not apply, however, to a shareholders’ meeting that has been reconvened because the first shareholders’ meeting could not validly deliberate for lack of quorum.

Shareholders will have to prove ownership of at least 3% of the share capital on the date the request is made. In addition, shareholders will have to register at least 3% of the share capital on the record date of the relevant shareholders’ meeting.

The ownership at the request date will be evidenced for holders of registered shares by a certificate establishing that the corresponding shares are registered in the Company’s share register or for holders of printed bearer and dematerialised shares by a certificate issued by a financial intermediary, an authorized securities account keeper or a clearing institution certifying the registration of the shares in one or more accounts.

Shareholders must send their written requests to the Company by postal correspondence or by e-mail to the address indicated in the convening notice for the shareholders’ meeting concerned. The requests must be accompanied by the text of the items to be added to the agenda as well as the corresponding resolutions or the text of the newly proposed resolutions concerning items that were already on the agenda. Such requests must contain the requesting shareholders’ postal or electronic address to allow the Company to confirm receipt thereof within 48 hours. All requests must be received by the Company at the latest on the 22nd calendar day preceding the shareholders’ meeting concerned. The Company will publish a revised agenda, taking into account the proposals validly submitted by the shareholders, at the latest on the 15th calendar day prior to that shareholders’ meeting. Revised proxy forms and, if applicable, revised forms for voting remotely will also be published on the Company’s website within this timeframe.

5	Right to ask questions

Shareholders have the right to address questions in relation to the items on the agenda to the board of directors and to the auditor in writing, provided that the questions are received by the Company at the latest on the 6th calendar day prior to the shareholders’ meeting concerned. Shareholders are also entitled to orally ask questions at the shareholders’ meeting in relation to the items on the agenda. Written questions of shareholders will only be considered if shareholders have complied with the registration and confirmation procedure set out in the convening notice. Answers are provided orally at the shareholders’ meeting unless such answers would prejudice the Company’s commercial interests or the confidentiality commitments undertaken by the Company, its directors or its auditor. The board of directors and the auditor can provide a global answer to questions on the same matter.

6	Right to vote

Each share entitles its holder to one vote which he/she/it can exercise in person, remotely or by proxy. However, the voting rights pertaining to unpaid shares are automatically suspended so long as called payments, duly made and claimable, have not been made. The Company is also entitled to suspend the exercise of voting rights vested in a share in case there are joint owners of this share until one person has been appointed in writing by all the co-owners to exercise those rights. Furthermore, no one will be allowed to vote at the shareholders’ meeting a number of securities greater than the number validly disclosed in accordance with the Belgian legislation on the disclosure of major shareholdings at the latest twenty days before such meeting, it being understood that a shareholder will in any event be allowed to vote a number of securities that does not exceed three per cent of the total of the voting rights existing on the day of that shareholders’ meeting or which is in between two successive disclosure thresholds.

The holders of bonds or subscription rights may attend shareholder’s meetings if they have complied with the registration and confirmation procedure applicable to shareholders, but do not have the right to vote.

6.1	Voting by proxy

All holders of securities entitled to vote may be represented at the shareholders’ meeting in accordance with applicable rules.

Proxy holders need not be shareholders. Shareholders may designate only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders. A proxy given for a certain shareholders’ meeting remains valid for all subsequent meetings with the same agenda. Shareholders are invited to designate a proxy holder using the form prepared by the Company. The appointment of a proxy holder by a shareholder is made in writing or by electronic means and must be signed by the shareholder, as the case may be with an electronic signature in accordance with the applicable legal requirements. The notification of the appointment must be made in writing or by electronic means and must reach the Company (at the address indicated in the convening notice) at the latest on the 6th calendar day before the shareholders’ meeting concerned. Only proxies sent by shareholders who have complied with the registration and confirmation procedure set out in the convening notice are taken into account for the calculation of the quorum and voting majority. Any appointment of a proxy holder must comply with the applicable Belgian legislation, notably in terms of conflicting interests.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to add items to the agenda and to file resolution proposals, proxies filed prior to the publication of the revised agenda shall remain valid for the agenda items they cover. In case new/alternative resolution proposals are filed with regard to existing agenda items, the proxy holder will always be entitled to deviate from previously given voting instructions should their implementation be detrimental to the interests of the shareholder. In that event, the proxy holder shall notify the latter of any such deviation as well as the justification thereof. The proxy also needs to indicate whether, in case new items are added to the agenda by shareholders, the proxy holder is entitled to vote on the new items or whether he/she/it should abstain.

Finally, in case of a potential conflict of interests between the proxy holder and the shareholder, the proxy holder (i) must disclose the specific facts which may be relevant for the shareholder in assessing any risk that the proxy holder might pursue any interest other than the interest of the shareholder and (ii) may exercise the voting right only where he/she/it has received specific voting instructions for each item of the agenda. A conflict of interests exists, for example, when shareholders appoint one of the following persons as a proxy holder: (i) the Company itself, an entity controlled by it, a shareholder controlling the Company or any other entity controlled by such shareholder; (ii) a member of the board of directors, of the corporate bodies of the Company, of a shareholder controlling the Company or of any other controlled entity referred to under (i); (iii) an employee or a (statutory) auditor of the Company, of the shareholder controlling the Company or of any other controlled entity referred to under (i); (iv) a person who has a parental tie with a natural person referred to under (i) to (iii) or who is the spouse or the legal cohabitant of such person or of a relative of such person.

6.2	Voting remotely in advance of the shareholders’ meeting

Shareholders are authorised, before the shareholders’ meeting concerned, to vote by correspondence or, if permitted by the convening notice, by electronic means. Such votes must be cast on the form prepared by the Company. Such forms must be signed by the shareholder, as the case may be with an electronic signature in accordance with the applicable legal requirements. The Company must receive original signed forms at the latest on the 6th calendar day before the shareholders’ meeting concerned. The form for voting remotely filed for a certain shareholders’ meeting remains valid for all subsequent meetings with the same agenda. Forms which do not indicate a positive or a negative vote, or an abstention, are void. Shareholders voting remotely must, in order for their vote to be taken into account for the calculation of the quorum and voting majority, comply with the registration and confirmation procedure set out in the convening notice. A vote by correspondence is irrevocable. Holders of shares who voted remotely may still attend the shareholders’ meeting but will not be permitted to vote in person or by proxy for the number of shares for which they voted remotely.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to table new/alternative resolution proposals for existing agenda items, votes by correspondence received by the Company before the completed agenda has been issued will remain valid for the items covered by such form. However, votes on agenda items for which new/alternative resolution proposals have been tabled will be invalid. In that case, shareholders may vote by correspondence on these new/alternative resolution proposals using the revised forms to vote by correspondence which the Company will make available.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to put new items on the agenda of the shareholders’ meeting, shareholders may vote by correspondence on these new items using the revised forms to vote by correspondence which the Company will make available in that case. The votes contained in the original form which relate to existing agenda items will remain valid.